SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Commission File Number: 2-67918-NY
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): [X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q
                             [ ] Form N-SAR
For Period Ended:  December  31, 2001
[ ] Transition Report on Form 10-K			[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F			[ ] Transition Report  on Form N-SAR
[ ] Transition Report on Form 11-K
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information
contained herein.
If the notification relates to a portion of the filing checked above, identify the
      Item(s) to which the
notification relates:
Part I. Registrant Information
Full name of Registrant  Mikros Systems Corporation
Former name if applicable
Address of principal executive office (Street and number)
707 Alexander Road, Building Two, Suite 208
City, State and Zip Code Princeton, New Jersey 08540


Part II. Rule 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant
seeks relief pursuant to Rule 12-25(b), the following should be completed.
     (Check box if appropriate.)
[X]	(a)	The reasons described in reasonable detail in Part III
           of this form could not be eliminated
	without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report,
                          transition report on Form 10-K, 20-F, 11-
K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the
prescribed due date; or the subject quarterly report or transition report on

 Form 10-K, or portion thereof
will be filed on or before the fifth calendar day following the prescribed due date; and
[  ]	(c)	The accountant's statement or other exhibit
  required by Rule 12b-25 (c) has been
attached if applicable.
Part  III. Narrative
State below in reasonable detail the reasons why the Form 10-K, 11-K,
      20-F, 10-Q, N-SAR, or the
transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).
Mikros Systems Corporation (the "Company") is unable to timely  file its Annual Report on Form
10-KSB  for the year ended December 31, 2001, (the "Form 10-KSB")
      without unreasonable effort or
expense because management of the Company has been utilizing much of its efforts in capital raising
efforts and implementing new business strategies.



Part IV. Other Information

(1)	Name and telephone number of person to contact in regard to
                       this notification.
Thomas J. Meaney,     President  (609) 987-1513
   (Name)	        	(Area Code)  (Telephone Number)
(2)	Have all other periodic reports required under Section 13
                         and 15(d) of the Securities and
                 Exchange Act of 1934 or Section 30 of the Investment Company
                      Act of 1940 during the preceding 12
months or for such shorter period that the registrant was required to file such a report(s) been filed? If the
answer is no, identify report(s).

[X]  Yes   [  ]  No
(3) 	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by earnings statements to be included in
the subject report or portion thereof?

[  ] Yes    [ X ]  No
If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if
appropriate, state the reasons why a reasonable estimate of the results cannot be made.

             Mikros Systems Corporation
(Name of registrant as specified in charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date: March  26,  2002                 		By: /s/Thomas J. Meaney
       Thomas J. Meaney
       Title: President





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